[Iron Mountain Incorporated Letterhead]

April 18, 2007

Via EDGAR and Fax (202) 772-9205

Heather Clark
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

RE:	Iron Mountain Incorporated
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 001-13045

Dear Ms. Clark:

The purpose of this letter is to respond to the letter of March 27, 2007 we received from Ms. Linda Cvrkel.  For your convenience, the original SEC comments have been repeated in bold typeface.

Annual Report on Form 10-K for the year ended December 31, 2006

Consolidated Balance Sheets, page 55

1.                                      We note that Accounts Receivable is approximately 9% of total assets in 2006 and 8% of total assets in 2005.  In future filings, please add a note to the financial statements discussing your accounting policies and methodology used to estimate the allowance for doubtful accounts.  Such a description should identify the factors that influenced management’s judgment (e.g. historical losses and existing economic conditions) and may also include discussion of risk elements relevant to particular categories of financial instruments.  Also, please disclose your policy for charging off uncollectible loans and trade receivables and your policy for determining past due or delinquency status.  See paragraphs 13a-c of SOP 01-06.

Heather Clark
April 18, 2007

RESPONSE:

We describe in detail our accounting policies and methodology used to estimate the allowance for doubtful accounts under Critical Accounting Policies — Allowance for Doubtful Accounts and Credit Memos included under Item 7 in our Annual Report on Form 10-K for our fiscal year ended December 31, 2006 (the “10-K”).  In response to the Staff’s comment, we will include similar language in our consolidated footnotes (appropriately updated) in future filings, as follows:

We maintain an allowance for doubtful accounts and credit memos for estimated losses resulting from the potential inability of our customers to make required payments and disputes regarding billing and service issues.  When calculating the allowance, we consider our past loss experience, current and prior trends in our aged receivables and credit memo activity, current economic conditions, and specific circumstances of individual receivable balances.

In addition, with respect to our policy for charging-off uncollectible trade receivables and our policy for determining past due delinquency status, we will add the following disclosure language (appropriately updated) to the consolidated footnotes:

We consider accounts receivable to be delinquent after such time as reasonable means of collection have been exhausted.  We charge-off uncollectible balances as circumstances warrant, generally, no later than one year past due.

Notes to Consolidated Financial Statements, page 59

2.                                      In future filings, please revise to include the reconciliation of earnings per share as required by paragraph 40 of SFAS 128.

RESPONSE:

Our consolidated financial statements contain all of the information necessary to comply with the disclosure requirements prescribed in paragraph 40(a) of SFAS No. 128.  We have no reconciling items to income from continuing operations, such as preferred dividends.  Accordingly, there are no reconciling items to the numerator. In Note 2(p), we describe that stock options substantially represent the reconciling item of the denominator relative to the calculation of basic earnings per share compared to diluted earnings per share, and disclose the number of shares for each of the years that an income statement is presented in our 10-K.  We disclose in Note 2(p) that 3,139,247, 2,116,623 and 2,347,203 shares for the years ended December 31, 2004, 2005 and 2006, respectively, are substantially attributable to stock options.  Supplementally, we advise the Staff that 0, 8,503 and 29,828 shares for the years ended December 31, 2004, 2005 and 2006, respectively, are attributable to restricted stock grants and the remainder relate to stock options.  Notwithstanding that, in response to the Staff’s comments, we will provide in future filings a tabular presentation of the reconciliation of the numerator and

Heather Clark
April 18, 2007

denominators (disclosing the components) of the basic and diluted per-share computations for income from continuing operations to make it more clear for the reader of the financial statements.

We have no preferred dividends.  As a result, paragraph 40(b) of SFAS No. 128 is not applicable.  Lastly, in Note 2(p), as required by paragraph 40(c) of SFAS No. 128, we disclose the potential common shares excluded from the calculation of diluted net income per share, as their effects are antidilutive for each of the years that an income statement is presented in our 10-K.

Note 2.  Summary of Significant Accounting Policies, page 59

g.  Goodwill and Other Intangible Assets, page 63

3.                                      Please provide us with a detailed analysis of the various “fair value adjustments” to goodwill that were recognized in year 2006.  Furthermore, please revise future filings to explain the nature and amounts of the various adjustments included in the rollforward of goodwill disclosed in Note 2.

RESPONSE:

In Note 6 of both the 10-K and our Annual Report on Form 10-K for the year ended December 31, 2005, we disclose that the purchase price allocations of certain prior year acquisitions are subject to finalization of the assessment of the fair value of property, plant and equipment, intangible assets (primarily customer relationship assets), operating leases, restructuring purchase reserves, deferred revenue and deferred income taxes.  We finalize our purchase price allocations as soon as practicable and always within one year of the acquisition date.

Substantially all of the fair value adjustments reflected in the goodwill rollforward appearing in the 10-K are related to the finalization of the fair value analysis of acquisitions completed in the third and fourth quarters of 2005, including Pickfords Records Management (December, 2005), LiveVault Corporation (December, 2005) and Assured Shredding Inc. (October, 2005).

The major components of these adjustments are as follows:

Intangible assets:
Customer relationship assets	$9,800
Core technology assets	6,100
Property, plant and equipment (primarily racking)	11,400
Operating lease commitments	(3,600)
Other	1,900
Total	$25,600

Heather Clark
April 18, 2007

In response to the Staff’s comments, we will revise future filings to include footnote disclosures of the nature and amounts of material fair value adjustments included in the rollforward of goodwill.

Valuation and Qualifying Accounts

4.                                      Schedule II financial information not directly presented in the notes to the consolidated financial statements (e.g. valuation allowance for deferred tax assets, etc.) should be furnished in Schedule II in accordance with Rule 5-04 of Regulation S-X.  Please revise accordingly.

RESPONSE:

Substantially all of the required disclosures of Schedule II are included in the footnotes to the consolidated financial statements.  For example, the allowance for doubtful accounts and credit memo reserves is included in Note 2(r) of the 10-K.

With respect to the valuation allowance for deferred tax assets, the required disclosures are included in the discussion on income taxes in Note 7 of the 10-K.  In addition to the increase (there was no decreases) in valuation allowance of $10.7 million noted in the reconciliation of total income tax expense, we also have disclosed, in a note to the deferred tax asset table, that the majority of the increase in our valuation allowance in 2006 relates primarily to previously unrecorded state net operating losses.

Prior to 2005, our deferred tax asset valuation allowance and changes in that valuation allowance were not significant in relation to our consolidated balance sheet.  The valuation allowance for deferred income taxes amounted to $5.7 million as of December 31, 2004.

In light of the existing disclosures detailed above, we respectfully submit that no revision to the 10-K is required.  However, we will in future filings include a tabular rollforward presentation of the valuation allowance for deferred income taxes in order to make this information clearer to the reader.

Heather Clark
April 18, 2007

We acknowledge that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535-4990.

Sincerely,

/s/ John F. Kenny, Jr.
John F. Kenny, Jr.
Executive Vice President, Chief Financial Officer
(Chief Accounting Officer)